Exhibit (d) iv

Guaranteed Insurability Rider

This rider provides the right to purchase new insurance without evidence of insurability. We discuss this rider, and the rules that apply to it, in the provisions that follow. This rider has no surrender or loan value.

Rider Part Of The Policy	This rider is made a part of this policy as of its Rider Issue Date, in return for the application for this rider and the payment of monthly rider charges. The Rider Issue Date is shown in the Policy Specifications for this rider. Monthly rider charges are discussed later in this rider. All the provisions of this policy apply to this rider, except for those that are inconsistent with this rider. This rider is in force from the later of the day the policy becomes in force and the Rider Issue Date.

Rider Benefit	While this rider is in force, new insurance may be purchased during each Option Period. This new insurance may be either a new policy as described below or an increase in the face amount of this policy. Evidence of insurability will not be required.

If new insurance is not purchased during an Option Period, the right to purchase new insurance during that Option Period is lost. However, the right to purchase new insurance during each later Option Period will not be affected.

Option Periods	An Option Period is a period of time during which the new insurance can be purchased. An Option Period can be a Regular Option Period or a Substitute Option Period.

A Regular Option Period is based on a Regular Option Date. The Regular Option Dates are the Policy Anniversary Dates on which the Insured’s Attained Age becomes 25, 28, 31, 34, 37, 40, 43, and 46. If the Insured’s Attained Age equals or exceeds any of these ages when this rider is made a part of this policy, there will be no Regular Option Dates for those ages.

Example:	The Insured’s Attained Age is 27 when this rider is attached to the policy. The Regular Option Dates available are Policy Anniversary Dates for Attained Ages 28, 31, 34, 37, 40, 43, and 46. If, instead, the Insured’s Attained Age at attachment is 28, the Regular Option Dates are Policy Anniversary Dates for Attained Ages 31, 34, 37, 40, 43, and 46.

Each Regular Option Period begins 30 days before a Regular Option Date; it ends 30 days after that Date. So the last Regular Option Period ends 30 days after the Policy Anniversary Date on which the Insured’s Attained Age becomes 46.

A Substitute Option Period is the 91-day period beginning on the date any of the following events occurs:

•	Marriage of the Insured; or

•	Birth of a child of the Insured; or

•	Legal adoption of a child by the Insured.

A Substitute Option Period begins only if the event occurs while this rider is in force and there is a right to purchase new insurance during the next Regular Option Period. If new insurance is purchased during a Substitute Option Period, then the right under this rider to purchase new insurance again during the next Regular Option Period is lost. However, the right to purchase new insurance during each later Regular Option Period will not be affected.

Example:	You have the right to purchase new insurance during the next Regular Option Period, which ends June 10th of next year. A child of the Insured is born today, starting a Substitute Option Period. If you elect to purchase new insurance during this Substitute Option Period, you will not have the right to purchase new insurance again until after June 10th of next year.

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Exhibit (d) iv

Purchasing A New Policy

Requirements	A written application will be required to purchase a new policy. Evidence of insurability will not be required, however, the addition of any riders or policy features that increase our amount at risk may be subject to evidence of insurability satisfactory to us.

The completed application and the first premium for the new policy must be received at our Home Office or Administrative Office by the end of the Option Period. If the Option Period is a Substitute Option Period, we also require proof, satisfactory to us, of marriage, birth, or adoption. The new policy will become effective on the Policy Anniversary Date that is on, or precedes, the date all these requirements are met. If the new policy is purchased during a Substitute Option Period, it will become effective on the Monthly Charge Date that is on, or precedes, the date all these requirements are met.

If the Insured’s death occurs prior to the Issue Date of the new policy, the new policy will not become effective, and any premiums paid for the new policy will be refunded.

Type And Amount Of New Policy	The new policy must be an individual, permanent life insurance policy that we make available, and that could be bought on the Insured’s life on the Option Date. The Face Amount of the new policy must meet the minimum amount requirements of the new life insurance. Also, the Face Amount must not exceed the Rider Option Amount in effect on the Policy Anniversary Date preceding the start of the Option Period. The current Rider Option Amount is shown in the Policy Specifications for this rider.

There is an exception to the maximum amount of a new policy purchased during a Substitute Option Period in the case of a multiple birth or adoption. In this case, the maximum amount of the new policy is the Rider Option Amount multiplied by the number of children born of the same pregnancy, or adopted, during that Substitute Option Period. In no event, however, will the maximum amount exceed triple the Rider Option Amount.

Features Of The New Policy	The new policy will be issued with a risk class that is most comparable to the risk class of this policy. If this policy has a limitation of liability, the new policy will have a similar limitation.

The contestable period of the new policy will be measured from the Issue Date of this rider. The suicide period of the new policy will be measured from the Issue Date of the new policy.

If this policy has a disability waiver rider on the Insured in force on the Option Date, then:

•

For any new policy with premiums payable to at least age 95, a similar rider will be included with the new policy. If, on the Option Date the Insured is totally disabled as defined in the new rider, benefits under that new rider will apply subject to the terms of that new rider.

•	For any new policy that does not have premiums payable to at least age 95, a similar rider will be attached only if the Insured is not totally disabled on the Option Date.

Electing An Increase

Requirements	A written application will be required to elect an increase in the Face Amount of this policy. However, evidence of insurability will not be required. A premium payment may be needed for the increase.

The completed application and any premium payment needed for the increase must be received at our Home Office or Administrative Office by the end of the Option Period. If the Option Period is a Substitute Option Period, we also require proof, satisfactory to us, of marriage, birth, or adoption. The increase will become effective on the policy Monthly Charge Date that is on, or precedes, the date all these requirements are met.

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Exhibit (d) iv

Monthly insurance charges for any increase elected under this rider will be deducted from the Account Value of the policy starting on the effective date of the increase. These charges will be based on the rates then in effect for the risk class shown in the Policy Specifications for this rider.

If the Insured’s death occurs prior to the effective date of the increase, the increase will not take effect and any premium paid for the increase will be refunded.

Amount Of Increase	The amount of each increase elected under this rider must be within the following limits. The amount must not be less than the Minimum Option Amount; and the amount must not exceed the Rider Option Amount in effect on the Policy Anniversary Date preceding the start of the Option Period. The Minimum Option Amount and the current Rider Option Amount are shown in the Policy Specifications for this rider.

There is an exception to the maximum amount of an increase elected during a Substitute Option Period in the case of a multiple birth or adoption. In this case, the maximum amount of the increase is the Rider Option Amount multiplied by the number of children born of the same pregnancy, or adopted, during that Substitute Option Period. In no event, however, will the maximum amount exceed triple the Rider Option Amount.

See the Contestability and Suicide provisions below for details on the contestable and suicide periods as they apply to increases.

General Provisions

Changing The Rider Option Amount	While this rider is in force and the Insured is living, the Rider Option Amount may be changed subject to the terms of this provision.

The Rider Option Amount may be increased up to, and including, the Policy Anniversary Date on which the Insured’s Attained Age becomes 40. To increase the Rider Option Amount, we must receive a written application and evidence of insurability satisfactory to us. A premium payment may be needed prior to the increase becoming effective.

The Rider Option Amount is subject to a maximum limit. It cannot exceed $125,000 or, if less, two times the Face Amount of the policy on the effective date of an increase in the Rider Option Amount. The increase will be effective on the Monthly Charge Date that is on or precedes the date all the requirements to increase the Rider Option Amount are met. Monthly rider charges for the increase will be deducted from the Account Value of the policy starting on that effective date. These charges will be based on the rates then in effect for the risk class shown in the Policy Specifications for this rider.

The Rider Option Amount may be decreased by the Owner’s Written Request. However, it may not be reduced to an amount less than the Minimum Option Amount shown in the Policy Specifications for this rider. A decrease in the Rider Option Amount will be effective on the Monthly Charge Date that is on, or precedes, the date we receive the Written Request.

Rider Charges	Each month while this rider is in force, the rider charge equals the Rider Option Amount, divided by 1,000, then multiplied by the Monthly Rider Charge Rate. This Rate is shown in the Policy Specifications for this rider.

Rider Premium Expense Factor	The Rider Premium Expense Factor is shown in the Policy Specifications for this rider. It is used to determine the premium expense charge and the net premium. See the Net Premium provision in Part 2 of this policy.

While this rider is in force, premium payments made on this policy will be allocated to each segment of the policy Face Amount and to any benefit rider this policy has, including this rider. This allocation will be made on a pro rata basis using the Premium Expense Factor for each segment of the policy Face Amount, the Rider Premium Expense Factor for each rider, and the Rider Premium Expense Factors for any increases in each rider.

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Exhibit (d) iv

Contestability	We can bring legal action to contest the validity of this rider for any material misrepresentation of a fact made in the application for this rider. However, we cannot, in the absence of fraud, contest the validity of this rider after it has been in force during the lifetime of the Insured for two years after its Rider Issue Date. The Rider Issue Date is shown in the Policy Specifications for this rider. The contestable period for any increase in the Rider Option Amount will be measured from the effective date of that increase.

The two-year contestable period for any Face Amount increase elected under this rider begins:

•	On the Rider Issue Date, for the amount of any Face Amount increase applicable to the initial Rider Option Amount; and

•	On the effective date of any increase in the Rider Option Amount, for the amount of any Face Amount increase applicable to that Rider Option Amount increase.

Suicide	If the Insured commits suicide, while sane or insane, during the two-year suicide period (discussed later in this provision) for any Face Amount increase(s) elected under this rider, we will pay an amount equal to the monthly insurance charges deducted for that segment from the Account Value of the policy. This payment will be made to the Beneficiary. However, there will be no separate payment under this rider if a payment is made under the policy Death By Suicide provision due to suicide within two years after the policy Issue Date.

The two-year suicide period for any Face Amount increase elected under this rider begins:

•	On the Rider Issue Date, for the amount of any Face Amount increase applicable to the initial Rider Option Amount; and

•	On the effective date of any increase in the Rider Option Amount, for the amount of any Face Amount increase applicable to that Rider Option Amount increase.

Reinstatement	If this policy has terminated and is reinstated, this rider may be reinstated at the same time, subject to the terms of the Reinstating This Policy section in Part 4 of this policy.

Termination Of This Rider	While monthly charges for this rider are being deducted from the Account Value of this policy, this rider will continue in force to, but not including, the last day of the last Regular Option Period. However, this rider will end automatically before that date at the time any of the following occurs:

•	The last amount of insurance that may be bought under this rider is purchased; or

•	Change of this policy to a different policy on which this rider is not available; or

•	Termination of this policy for any other reason.

Cancellation Of This Rider	This rider may be cancelled by the Owner’s Written Request. Such cancellation will take effect on the policy Monthly Charge Date that is on, or precedes, the date we receive the Written Request.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[ /s/ Stuart Reese ]	[ /s/ Stephen L. Kuhn ]
PRESIDENT	SECRETARY

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Exhibit (d) iv

POLICY SPECIFICATIONS

GUARANTEED INSURABILITY RIDER

POLICY NUMBER:	[123456789]
INSURED:	[JOHN A. DOE]
RIDER ISSUE AGE AND GENDER:	[35] [MALE]
RIDER DATE:	[JANUARY 1, 2008]
RIDER ISSUE DATE:	[JANUARY 1, 2008]
RIDER OPTION AMOUNT:	[$50,000]
MINIMUM OPTION AMOUNT:	$25,000
RISK CLASS:	[NONTOBACCO]
MONTHLY RIDER CHARGE RATE:	[$0.11]
RIDER PREMIUM EXPENSE FACTOR:	[66.00]